Allurion Technologies Holdings, Inc.

11 Huron Drive

Natick, MA 01760

July 7, 2023

VIA EDGAR

Benjamin Richie

Lauren Nguyen

Julie Sherman

Brian Cascio

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allurion Technologies Holdings, Inc.

Acceleration Request for Registration Statement on Form S-4

File No. 333- 271862

Requested Date:	July 7, 2023
Requested Time:	4:00 p.m. Eastern Time

Dear Mr. Richie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allurion Technologies Holdings, Inc. hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 7, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Paul R. Rosie at (617) 570-1724. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Paul R. Rosie, by email at PRosie@goodwinlaw.com.

If you have any questions regarding this request, please contact Paul R. Rosie of Goodwin Procter LLP at (617) 570-1724.

Sincerely,

Allurion Technologies Holdings, Inc.

/s/ Shantanu Gaur
Shantanu Gaur
Chief Executive Officer

cc:	Danielle M. Lauzon, Esq., Goodwin Procter LLP

Paul R. Rosie, Esq., Goodwin Procter LLP